Campinas, November 22, 2016

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
CPFL Energia, S.A.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 15, 2016
Form 6-K filed August 12, 2016
File No. 001-32297
Request for Additional Period to Respond to Staff Comment Letter dated November 14, 2016

Dear Ms. Thompson:

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated November 14, 2016, received by CPFL Energia S.A. (the “Company”), concerning the Company’s annual report on Form 20-F filed with the SEC on April 4, 2014 (the “Form 20-F”) and Form 6-K filed August 12, 2016.

As discussed with you on November 21, 2016, the Company will provide the requested responses in connection with the Form 20-F by December 12, 2016.  We understand from our discussions that this extension has been approved by the Staff.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax +55-11-3702-2224, e-mail robert.ellison@shearman.com).

Sincerely,

CPFL Energia S.A.

/s/ Gustavo Estrella

Name: Gustavo Estrella
Title: Chief Financial Officer

cc:	Lisa Sellars, Staff Accountant, Division of Corporation Finance Andrew Blume, Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission